Exhibit 3 (ii)

WASHINGTON GAS LIGHT COMPANY

BYLAW AMENDMENT RE NUMBER OF DIRECTORS

     Article II, Section 1, of the Bylaws of Washington Gas Light Company are amended to provide as follows, effective February 23, 2005:

ARTICLE II

Board of Directors.

     SECTION 1. Number, Powers, Term of Office, Quorum. The Board of Directors of the Company shall consist of eight persons. The Board of Directors may exercise all the powers of the Company and do all acts and things which are proper to be done by the Company which are not by law or by these Bylaws directed or required to be exercised or done by the stockholders. The members of the Board of Directors shall be elected at the annual meeting of stockholders and shall hold office until the next succeeding annual meeting, or until their successors shall be elected and shall qualify. A majority of the number of directors fixed by the Bylaws shall constitute a quorum for the transaction of business. The action of a majority of the directors present at any lawful meeting at which there is a quorum shall, except as otherwise provided by law or by these Bylaws, be the action of the Board.